FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Announces Widget SDK for the BlackBerry Platform	2

Document 1

Oct 6, 2009

RIM Announces Widget SDK for the BlackBerry Platform

Enables Third Party Software Developers to Build Web-Based Applications for BlackBerry Smartphones

WATERLOO, Ontario – Research In Motion (RIM) (NASDAQ: RIMM, TSX: RIM) today announced the BlackBerry Widget Software Development Kit (SDK) to enable third party application developers to build rich, integrated applications for BlackBerry® smartphones using common web technologies. With the new BlackBerry Widget SDK, developers can build web-based applications for BlackBerry smartphones with advanced features and functionality, a capability only previously available for BlackBerry applications written in Java®.

A BlackBerry Widget uses the BlackBerry® Browser engine to render an application’s user interface using HTML, CSS, and JavaScript. Developers are able to use existing web content to create BlackBerry Widgets and extend the capabilities of their web applications using BlackBerry Widget APIs.

Using the new BlackBerry Widget APIs, developers can, for example, create seamless interaction between a widget and the BlackBerry email and calendar applications, create widgets with the ability to view or edit files and documents stored on the smartphone, access location-based services or the media player, and more. Developers can also take advantage of RIM’s unique push technology, enabling dynamic widgets that can run in the background and provide proactive alerts to users in a timely manner.

“BlackBerry Widgets open up a world of opportunities for developers to build and bring to market web applications for BlackBerry smartphones that offer advanced, integrated functionality and an always-on user experience,” said Alan Brenner, senior vice president, BlackBerry platforms at RIM. “We are very excited by the prospects of this new widget development platform which combines the ease of development of standard web languages with the rich functionality of Java development.”

BlackBerry Widgets can be easily distributed over-the-air, via BlackBerry App World™ (www.blackberry.com/appworld) or through BlackBerry® Enterprise Server in corporate environments.

Support for BlackBerry Widgets will be available on BlackBerry smartphones that run BlackBerry® OS 5.0, which will include an enhanced BlackBerry Browser with support for

Gears, SQLite and the new BlackBerry Widget APIs. A beta release of the BlackBerry Widget SDK is available today at www.blackberry.com/developers/widget.

Developers interested in learning more about building BlackBerry Widgets are encouraged to attend the 2009 BlackBerry Developer Conference (www.blackberrydeveloperconference.com), November 9-12 in San Francisco. More information is also available on BlackBerry Developer Zone (www.blackberry.com/developer).

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:

RIM Investor Relations
investor_relations@rim.com
519-888-7465

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 6, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations